SECURITIES [AND EXCHANGE COMMISSIO]N

09058016

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67894

SEC Mail Processing Section
FEB 27 2009
Washington, DC
106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/17/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GNV Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 West Madison, Suite 3575
(No. and Street)

Chicago (City) Illinois (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Pierce 312/422-1728
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., Ltd.
(Name - *if individual, state last, first, middle name*)

1751 Lake Cook Road, Suite 400 (Address) (City) Illinois (State) 60015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GNV Advisors, LLC., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David A. Pierce

Signature

FINOP

Title

Dorothy Wu

Notary Public

OFFICIAL SEAL
DOROTHY WU
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/08/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
GNV Advisors, LLC

We have audited the accompanying statement of financial condition of GNV Advisors, LLC (the Company) as of December 31, 2008, and the related statements of operations and member's capital and cash flows for the period July 17, 2008 (date of inception) through December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GNV Advisors, LLC as of December 31, 2008, and the results of its operations and its cash flows for the period July 17, 2008 (date of inception) through December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.

Certified Public Accountants

Deerfield, Illinois
February 25, 2009

1751 Lake Cook Road, Suite 400, Deerfield, IL 60015 ■ 500 West Madison Street, Suite 3350, Chicago, IL 60661
847.205.5000 ■ Fax 847.205.1400 ■ www.millercooper.com

FINANCIAL STATEMENTS

GNV Advisors, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash equivalents	$	52,108
Prepaid insurance		419
	$	52,527

MEMBER'S CAPITAL	$	52,527
	$	52,527

The accompanying notes are an integral part of this statement.

GNV Advisors, LLC

STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL

For the period July 17, 2008 (date of inception) through December 31, 2008

Expenses		
Regulatory fees	$	22,400
Insurance		299
Professional fees		325
		23,024
Interest income		551
NET LOSS		(22,473)
Member's capital, beginning of period		-
Member capital contributions		75,000
Member's capital, end of period	$	52,527

The accompanying notes are an integral part of this statement.

GNV Advisors, LLC
STATEMENT OF CASH FLOWS
For the period July 17, 2008 (date of inception) through December 31, 2008

Cash flows from operating activities		
Net loss	$	(22,473)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in assets		
Prepaid insurance		(419)
Net cash used in operating activities		(22,892)
Cash flows from financing activities		
Member capital contributions		75,000
Net cash provided by financing activities		75,000
NET INCREASE IN CASH EQUIVALENTS		52,108
Cash equivalents, beginning of period		-
Cash equivalents, end of period	$	52,108

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

GNV Advisors, LLC (the Company) is a Delaware Limited Liability Company that is a limited broker-dealer, for the purpose of offering private placements, and a member of the Financial Industry Regulatory Authority (FINRA). FINRA membership was approved on October 23, 2008, but the Company has not initiated its first revenue transaction as of December 31, 2008. The Company anticipates commencing operations in 2009. The Company is wholly owned by Geneva Holding of Chicago, LLC (Member).

2. Revenue Recognition

The Company receives a fee for its services based on either a percentage of assets or fixed fees based on contractual agreements. Fees are recorded as revenue as consulting services are performed. Cash receipts are applied against specific invoices. Allowances for uncollectible accounts are determined at management's discretion based on experience with the client and the economic stability of the client. As of December 31, 2008, there are no accounts receivable; therefore, no amounts are reserved for uncollectible accounts.

3. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

4. Income Taxes

The Company, by virtue of the consent of its member, has elected to operate as a Limited Liability Company. Accordingly, the Company's net income or loss is specifically allocated to the member; therefore, income tax provisions are not recorded in the Company's financial statements.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash equivalents, approximate fair value due to the short maturity of these instruments.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $51,066, which was $46,066 in excess of its required net capital of $5,000. The Company has no debt; therefore, its aggregate indebtedness to net capital ratio was 0.00 to 1.

NOTE C - CONCENTRATION OF CREDIT RISK

Uninsured Cash

The Company maintains its cash balances in an operating account invested in money market funds at one institution. The fund investments are currently insured through April 30, 2009 for balances as of the close of business on September 19, 2008 through the U.S. Treasury Temporary Guarantee Program. Deposits after that time period are not insured. There were no uninsured cash balances at December 31, 2008.

NOTE D - COMMITMENT AND RELATED PARTY TRANSACTION

The Company has an expense-sharing arrangement with a company related through common ownership. It has been agreed by the parties that expenses will be allocated based on revenues earned. The Company had not initiated its first revenue transaction as of December 31, 2008; therefore, no expenses were allocated to the Company in 2008. Management anticipates that operations will commence in 2009.

SUPPLEMENTAL INFORMATION

GNV Advisors, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Total assets	$	52,527
Less haircuts		1,042
Less nonallowable assets		419
Adjusted total assets		51,066
Total liabilities		-
Adjusted net capital		51,066
Minimum adjusted net capital required		5,000
Excess net capital	$	46,066
Aggregate indebtness	$	-
Ratio:		
Aggregate indebtness to net capital		0.00 to 1

There is no difference between the Company's computation of net capital per the December 31, 2008 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

GNV Advisors, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

No computation of reserve requirements has been made because GNV Advisors, LLC is exempt from these requirements pursuant to paragraph (k)(1) because the Company conducts limited business (private placements).

GNV Advisors, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

There is no information relating to possession or control requirements because GNV Advisors, LLC is exempt from these requirements pursuant to paragraph (k)(1) because the Company conducts limited business (private placements).

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Member of
GNV Advisors, LLC

In planning and performing our audit of the financial statements of GNV Advisors, LLC (the Company), as of December 31, 2008 and for the period July 17, 2008 (date of inception) through December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(Continued)

1751 Lake Cook Road, Suite 400, Deerfield, IL 60015 ■ 500 West Madison Street, Suite 3350, Chicago, IL 60661
847.205.5000 ■ Fax 847.205.1400 ■ www.millercooper.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

(Continued)

The Member of
GNV Advisors, LLC (Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.

Certified Public Accountants

Deerfield, Illinois
February 25, 2009